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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

KELLY SERVICES, INC.
(Name of Issuer)
Class A Common Stock, $1.00 Par Value
Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)
Class A Common Stock -- 488152208
Class B Common Stock -- 488152307
(CUSIP Number)
Terrence B. Larkin, Esq.
Bodman LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
313-259-7777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	488152208 - Class A Common Stock (non-voting)	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Terence E. Adderley

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,046,379

WITH	10	SHARED DISPOSITIVE POWER:

1,760,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,806,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	488152307 - Class B Common Stock (voting)	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Terence E. Adderley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,141,940

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		72,450

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,141,940

WITH	10	SHARED DISPOSITIVE POWER:

		72,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,214,390

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	92.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	Security and Issuer

	Securities	Class A Common Stock, $1.00 par value (“Class A Stock”) — non-voting
Class B Common Stock, $1.00 par value (“Class B Stock”) — voting

	Issuer	Kelly Services, Inc., a Delaware corporation (the “Company”)

Principal
	Executive Office	999 West Big Beaver Road, Troy, Michigan 48084-4782

Item 2.	Identity and Background,

(a) Name of person filing: Terence E. Adderley

(b) Business address: Same as Company’s address given under Item 1

(c) Present principal occupation and name, principal business and address of organization through which principal occupation is carried out:

Non-Executive Chairman of the Board Kelly Services, Inc. (see Item 1 for address)
                     (d)     During the last five years, I have not been convicted in any criminal proceeding (traffic violations or similar misdemeanors excluded).
                     (e)     During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which I am or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                     (f)     I am a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
I am the beneficial owner of 11,806,504 shares of Class A Stock (non-voting) and 3,214,390 shares of Class B Stock (voting) as set forth below. The changes in the description of the ownership of Class B Stock set forth below from that disclosed in my Schedule 13D filed on January 13, 1998 reflects the distribution of Class B Stock from the William R. Kelly Marital Trust to me directly (my Revocable Living Trust B) on June 22, 2005. The aggregate amount of my Class B Stock has not changed. My ownership of Class A Stock set forth below primarily reflects the distribution of Class A Stock from the William R. Kelly Marital Trust to me directly (my Revocable Living Trust A) on June 22, 2005 and sales of Class A Stock for liquidity purposes to meet ongoing estate obligations.
Class A Stock: 4,786,890 shares held by the Terence E. Adderley Revocable Living Trust A of which I am the trustee and have sole investment and voting power, 4,495,013 shares in William R. Kelly Marital Trust of which I am co-trustee with JP Morgan Chase N.A. (formerly Bank One Trust Company N.A.); 30,000 shares in a charitable trust of which I am co-trustee with JP Morgan Chase N.A.; 260,612 shares in an irrevocable trust, of which I am a beneficiary; 1,499,513 shares held in separate trusts of which I am a co-trustee with sole or shared investment power, in which I have no equity interest; 223,642 shares held in the Estate of Margaret A. Kelly (the “Estate”), of which I am co-personal representative; and 510,834 shares which I have the right to acquire through the exercise of options within 60 days.
Class B Stock: 1,970,751 shares held by the Terence E. Adderley Revocable Living Trust B of which I am the trustee and have sole investment and voting power; 1,171,189 shares in the William R. Kelly Marital Trust of which I am a co-trustee and have sole investment and voting power; 71,825 shares in an irrevocable trust, of which I am beneficiary and have shared voting and investment power; and 625 shares held in five separate trusts of which I am a co-trustee with shared voting and investment power, in which I have no equity interest.
On February 8, 2006, I suffered a cardiac incident. On February 27, 2006, the Company announced that its Board of Directors had implemented a corporate succession plan naming Cart T. Camden as chief

PAGE 4 ☐ OF 6 ☐ PAGES

executive officer and Verne G. Istock as non-executive chairman of the board. Prior thereto, I was the chief executive officer and chairman of the board of the Company. On March 2, 2006, the Probate Court of Oakland County, Michigan determined that I was medically incapacitated. As a result thereof, I ceased sole or shared voting and/or dispositive power, as applicable, with respect to the Class A Stock and Class B Stock held by the above-referenced trusts, and in the Estate, and the successor trustees or co-trustees of such trusts and the co-personal representative of the Estate held the voting and dispositive power. I recovered from the cardiac incident, and on May 10, 2006, the board of directors named me as the non-executive chairman of the board, and Mr. Istock as lead director. Mr. Camden continues as president and chief executive officer of the Company. Effective May 16, 2006, I regained sole or shared voting and/or dispositive power, as applicable, with respect to Class A Stock and Class B Stock held by the above-referenced trusts and Estate as disclosed.

Item 4.	Purpose of Transaction.
See Item 3 above for a discussion of the cardiac incident which temporarily affected my beneficial ownership of Class A Stock and Class B Stock.
I currently have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, organization, or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, I may, in my discretion, as authorized by the various trust agreements, take any of the foregoing actions as I may deem appropriate from time to time in light of the circumstances that may arise from time to time.

Item 5.	Interest in Securities of the Issuer
     The following information is based on the number of outstanding shares of Class A Common Stock and Class B Common Stock as set forth in the Company’s Form 10-Q for the quarterly period ended April 2, 2006.

(a) — (b)	Class A Stock (non-voting)

	(i)	Sole Voting Power
N/A

	(ii)	Shared Voting Power
N/A

	(iii)	Sole Dispositive Power (including the right to acquire 510,834 shares through the exercise of options within 60 days)
10,046,379

	(iv)	Shared Dispositive Power
1,760,125

PAGE 5 ☐ OF 6 ☐ PAGES

	(v)	Aggregate Amount Beneficially Owned
11,806,504

	(vi)	Percent of Class
35.8%

(a) — (b)	Class B Stock (voting)

	(i)	Sole Voting Power
3,141,940

	(ii)	Shared Voting Power
72,450

	(iii)	Sole Dispositive Power
3,141,940

	(iv)	Shared Dispositive Power
72,450

	(v)	Aggregate Amount Beneficially Owned
3,214,390

	(vi)	Percent of Class
92.8%
                         (c)     Other than as disclosed in Item 3 above, I have not effected any transactions in Class A Stock or Class B Stock during the past 60 days.
                         (d)     Each trust and the Estate referred to in Item 3 above has the right to receive the dividends from or the proceeds of any sale of shares of Class A Stock and Class B Stock, as applicable, held in such trust or Estate, for the benefit of such trust’s or Estate's beneficiaries. All beneficiaries of the trusts or Estate are either members of my father’s family, including my mother (Margaret J. Adderley), myself, and my descendants, and charities.
                         (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
     I have no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2006	/s/ Terence E. Adderley
Terence E. Adderley

PAGE 6 ☐ OF 6 ☐ PAGES